Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2021

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 4, 2021 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and six months ended June 30, 2021, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q2 2021” and “Q2 2020” are to the three months ended June 30, 2021 and June 30, 2020, respectively, all references in this MD&A to “YTD 2021” and “YTD 2020” are to the six months ended June 30, 2021 and June 30, 2020, respectively, and all references in this MD&A to “H1 2021” are to the six months ended June 30, 2021. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of August 4, 2021, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company’s website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. June 30, 2021 MD&A | Page 1

HIGHLIGHTS

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	553,992	597,594	1,151,586	627,071	1,235,030
Grade (% Cu)	2.13	2.30	2.22	1.98	1.97
Cu Production (tonnes)	10,898	12,638	23,536	11,178	21,835
Cu Production (lbs)	24,025,913	27,862,608	51,888,521	24,642,935	48,138,033
Cu Sold in Concentrate (tonnes)	10,094	12,469	22,562	10,586	21,018
Cu Sold in Concentrate (lbs)	22,252,643	27,488,413	49,741,056	23,338,581	46,337,717

C1 cash cost of copper produced (per lb)*	$0.72	$0.49	$0.60	$0.65	$0.68

Gold (NX Gold Operations)
Au Production (ounces)	10,377	9,451	19,828	8,739	16,605
C1 cash cost of gold produced (per ounce)*	$499	$487	$494	$437	$511
AISC of gold produced (per ounce)*	$660	$643	$652	$593	$668

Financial information ($millions, except per share amounts)
Revenues	$120.7	$122.5	$243.2	$70.8	$138.5
Gross profit	$83.7	$82.8	$166.5	$39.5	$70.2
EBITDA*	$112.0	$55.2	$167.2	$23.4	$(27.2)
Adjusted EBITDA*	$85.5	$86.7	$172.2	$42.4	$75.9
Cash flow from operations	$85.1	$62.1	$147.2	$42.5	$79.8
Net income (loss)	$84.0	$32.1	$116.0	$7.7	$(45.3)
Net income (loss) attributable to owners of the Company	$83.4	$31.7	$115.2	$7.5	$(45.2)
Net income (loss) per share attributable to owners of the Company
- Basic	$0.95	$0.36	$1.31	$0.09	$(0.53)
- Diluted	$0.89	$0.34	$1.24	$0.08	$(0.53)
Adjusted net income attributable to owners of the Company*	$53.7	$56.3	$110.0	$20.3	$41.1
Adjusted net income per share attributable to owners of the Company*
- Basic	$0.61	$0.64	$1.25	$0.24	$0.48
- Diluted	$0.58	$0.61	$1.18	$0.22	$0.45

Cash and Cash Equivalents	$137.7	$84.6	$137.7	$51.6	$51.6
Working Capital (Deficit)*	$118.9	$63.5	$118.9	$(25.7)	$(25.7)
Net Debt*	$19.2	$74.5	$19.2	$130.9	$130.9

*Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

Ero Copper Corp. June 30, 2021 MD&A | Page 2

Q2 2021 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic continue

•	The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 pandemic in early 2020, the Company has continued to take extraordinary measures to mitigate the impact of COVID-19 on its workforce and operations. Some of these measures include:

(i)	eliminating all non-essential travel to and from the Company’s mining operations;

(ii)	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	As global vaccination programs ramp up, the Company continues to closely monitor the COVID-19 pandemic and is engaged in ongoing operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Record operating cash flows of $85.1 million driven by strong operating performance and elevated copper and gold prices during Q2 2021; well-positioned to achieve full-year production and cost guidance

•	The MCSA Mining Complex processed 553,992 tonnes of ore grading 2.13% copper, producing 10,898 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.5%; H1 2021 copper production totaled 23,536 tonnes based on approximately 1.2 million tonnes processed at copper grades of 2.22% and metallurgical recoveries of 92.2%.

•	Lower quarter-on-quarter tonnes processed due to scheduled mill maintenance at the MCSA Mining Complex was offset by higher-than-planned grades related to favorable grade reconciliations and value engineering opportunities, which allowed for the integration of high-grade stopes within the upper levels of the Pilar Mine into the mining sequence.

•	The NX Gold Mine processed 43,936 tonnes grading 7.45 grams per tonne, producing 10,377 ounces of gold after metallurgical recoveries of 98.6% and 6,803 ounces of silver produced as by-product; H1 2021 tonnes processed totaled 81,548 at an average grade of 7.82 grams per tonne, producing 19,828 ounces of gold after metallurgical recoveries of 96.7% and 12,597 ounces of silver produced as by-product. Metallurgical recovery rates were elevated during H1 2021 due to contributions from gold recovered through the Company’s “Zero Loss” campaign, which included the reprocessing of mill and foundry scrap, and therefore, may not be representative of metallurgical recoveries from mined ore during the period.

•	Cost performance during the quarter continued to track ahead of full-year guidance with C1 cash costs of $0.72 per pound of copper produced at the MCSA Mining Complex, bringing H1 2021 C1 cash costs to $0.60 per pound of copper produced; at the NX Gold Mine, C1 cash costs and AISC during the quarter were $499 and $660, respectively, per ounce of gold produced, resulting in H1 2021 C1 cash costs and AISC of $494 and $652, respectively, per ounce of gold produced (see Non-IFRS Measures).

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•	Record cash flows from operations during the quarter of $85.1 million were driven by strong operating performance and elevated copper and gold prices, resulting in total cash and cash equivalents at quarter-end of $137.7 million, an increase of $53.1 million quarter-on-quarter and $75.1 million since the end of 2020.

Reaffirming full-year production, operating cost and capital expenditure guidance for 2021

•	2021 copper production guidance has been reaffirmed with the Company well-positioned to achieve the high-end of the range. Similar to Q2 2021, mill throughput volumes and copper production in Q3 2021 are expected to be impacted by the second phase of mill maintenance at the MCSA Mining Complex, scheduled to begin in August 2021 and be completed by the end of the third quarter. Copper grades are expected to revert to plan in H2 2021.

•	Full-year gold production guidance reaffirmed with lower grades anticipated in H2 2021 due to scheduled mine sequencing. Recovery rates at the NX Gold Mine, which were elevated during Q2 2021 due to gold contributions from mill and foundry scrap recycling efforts, are expected to normalize in Q3 2021.

•	The Company is also reaffirming its cost guidance at both the MCSA Mining Complex and the NX Gold Mine as well as full-year capital expenditure guidance.

Ongoing exploration programs delivered the best intercepts to date at both the Pilar and NX Gold Mines with aggressive regional exploration drilling underway

•	Q2 2021 exploration activities generated the Company’s best results to date on a grade-meter basis, delineating a new open zone of high-grade “Superpod” style mineralization in the Deepening Extension of the Pilar Mine and extending the Santo Antonio Vein to depth with the best intercept drilled in the history of the NX Gold Mine. The Company’s ongoing exploration efforts are focused on aggressively advancing target zones and new mineral systems within each of the Company’s core exploration programs. These programs are focused on developing a portfolio of assets in parallel with potential to meaningfully augment each phase of the Company’s life-of-mine production plans from the near- to medium-term and over the long-term at both the MCSA Mining Complex and the NX Gold Mine:

(i)	MCSA In-Mine and Near-Mine Exploration Programs: During the period, the Company continued to prioritize drilling of the Deepening Extension within the Pilar Mine, where the Company continues to confirm thick and high-grade mineralization at depth, as well as extensions of the Vermelhos Mine, including within the Southern Vermelhos Corridor. Exploration activities in the Deepening Extension delineated a new open zone of “Superpod” style mineralization extending over 350 meters in strike length at the deepest limits of the previously defined 2020 Inferred mineral resource shell with results including an intercept of 67 meters at over 9% copper. At the Vermelhos Mine, drilling continued to extend mineralization adjacent to mine infrastructure as well as intercept new mineralized lenses up to 125 meters beneath the main orebodies. Exploration activities within the Southern Vermelhos Corridor, a near-mine exploration zone extending from the Siriema Deposit to the UG1 mining area of the Vermelhos Mine, remain focused on two primary objectives: (a) testing continuity of high-grade copper mineralization within the corridor, and (b) conducting borehole EM surveys to identify high-grade exploration targets.
(ii)	NX Gold In-Mine and Regional Exploration Programs: Drilling at the NX Gold Mine remains focused on three primary objectives for 2021: (a) infill and extension of the Santo Antonio Vein, (b) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (c) executing upon the first regional exploration program conducted on the broader NX Gold land package. During the quarter, new extensions to depth of the Santo Antonio Vein were highlighted by the best intercept in the history of the mine, nine meters grading over 22 grams per tonne gold, located approximately ten meters below the 2020 Inferred mineral resource shell, plus the discovery of a new high-grade extension of the Matinha Vein. Regional drilling resulted in the discovery of two new mineralized gold systems, known as the Sovaco de Cobra (“Cobra”) and the Mata Verde Systems, located approximately 1.2 kilometers northeast and 25 kilometers east-northeast of the NX Gold Mine, respectively.

Ero Copper Corp. June 30, 2021 MD&A | Page 4

(iii)	MCSA Past Producing Open Pit Mine Re-evaluation: Exploration efforts during the period continued to advance a strategic review and re-evaluation of known zones of mineralization existing beneath several past producing open pit mines throughout the Curaçá Valley. At Lagoa da Mina, part of the past-producing Angicos Mine located in the Surubim District, new drilling continues to confirm and further extend the known limits of a high-grade zone of mineralization approximately 70 meters beneath the historic open pit, while exploration activities at the Surubim Mine continue to confirm a high-grade zone of mineralization approximately 150 meters beneath the historic open pit.

Please refer to the Company’s press release dated July 7, 2021 for the latest results from the Company’s ongoing exploration programs.

Organic Growth Projects

•	Mobilization for early works is underway in preparation for construction of the new external shaft supporting the Deepening Extension Project, which upon completion, is expected to support higher production rates from the Pilar Mine at an elevated grade profile. As a result of newly identified “Superpod” style mineralization at depth, the Company has initiated a design review of the new shaft to maximize the value of the mineral resource.

•	The Company continues to progress the Boa Esperança Project optimized Feasibility Study and expects to provide an update on these ongoing studies during Q3 2021.

Corporate Highlights

•	The Company announced a $110 million precious metals purchase agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. (collectively, “Royal Gold”) in relation to gold production from the NX Gold Mine (the “NX Gold Transaction”) unlocking significant value from the NX Gold Mine by validating the exploration potential of the broader NX Gold land package.

o	The Company will receive upfront cash consideration of $100 million for the purchase of 25% of gold produced until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered. Additional payment obligations of Royal Gold include:

▪	Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce;

▪	Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold Mine at a rate of US$100 per meter; and

▪	US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing ESG initiatives within the area of influence of the mine.

o	Proceeds from the transaction, which is expected to close during the third quarter of 2021, will significantly enhance Ero’s balance sheet strength and flexibility, offering further support to execute upon the Company’s growth strategy including advancing the Boa Esperança Project.

o	Please refer to the Company’s press release dated June 30, 2021 for additional information on the transaction. Closing of the transaction is subject to the completion of certain corporate matters and customary conditions.

•	During the quarter, the Company released its 2020 Sustainability Report, detailing the Company’s commitment to responsible mining as well as its environmental, social, corporate governance and health and safety goals and performance.

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Q2 2021 Financial Report

•	Cash flow from operations: Q2 2021 cash flow from operations was a record $85.1 million, an increase of $42.6 million from $42.5 million in Q2 2020.

•	Net income per share: Q2 2021 net income per share was $0.95 and $0.89, on a basic and diluted basis, respectively, compared with Q2 2020 net income per share of $0.09 and $0.08, on a basic and diluted basis, respectively.

•	Adjusted net income per share (see Non-IFRS Measures): Q2 2021 adjusted net income per share was $0.61 and $0.58, on a basic and diluted basis, respectively, compared with Q2 2020 adjusted net income per share of $0.24 and $0.22, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange gains (losses): Q2 2021 financial results were impacted by the strengthening of the BRL against the USD in comparison to the end of the first quarter of 2021, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. During Q2 2021, the Company recognized a $29.9 million non-cash valuation gain on its USD/BRL foreign exchange collars, compared with a $8.5 million non-cash valuation loss on USD/BRL foreign exchange collars in Q2 2020.

-	The Company uses these structures to hedge Brazilian Real-measured revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a continual increase in implied volatility of the BRL versus USD.
-	Generally accepted accounting standards dictate that the liability be recognized at fair value, which requires management to estimate fair value using a Black-Scholes valuation methodology and assumptions for the foreign exchange rate and volatility.
-	The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits/costs of a lower/higher BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits/costs may outweigh the Company’s projected hedge losses/gains that may result from these collars.

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	553,992	597,594	1,151,586	627,071	1,235,030
Grade (% Cu)	2.13	2.30	2.22	1.98	1.97
Cu Production (tonnes)	10,898	12,638	23,536	11,178	21,835
Cu Production (lbs)	24,025,913	27,862,608	51,888,521	24,642,935	48,138,033
Concentrate Grade (% Cu)	34.7	34.6	34.6	34.0	33.8
Recovery (%)	92.5	92.0	92.2	90.0	89.9
Concentrate Sales (tonnes)	29,404	36,353	65,757	31,138	62,267
Cu Sold in Concentrate (tonnes)	10,094	12,469	22,562	10,586	21,018
Cu Sold in Concentrate (lbs)	22,252,643	27,488,413	49,741,056	23,338,581	46,337,717

C1 cash cost of copper produced (per lb)	$0.72	$0.49	$0.60	$0.65	$0.68

Q2 2021 was a strong quarter for the Company’s MCSA Mining Complex, which delivered 10,898 tonnes of copper production, bringing H1 2021 copper production to 23,536 tonnes. Lower mill throughput related to scheduled mill maintenance was offset by higher-than-planned grades related to a continuation of favorable grade reconciliations at the Pilar and Vermelhos Mines as well as value engineering opportunities that allowed for the integration of high-grade stopes within the upper levels of the Pilar Mine into the mining sequence. Strong continued metallurgical recoveries and concentrate grades were driven by the Company’s high-intensity grinding (“HIG”) mill. The Company was also able to use excess capacity generated by the HIG mill during the quarter to help mitigate the impact of downtime associated with the first phase of mill maintenance that was successfully completed subsequent to quarter-end.

Ero Copper Corp. June 30, 2021 MD&A | Page 6

At the Pilar Mine, 345,991 tonnes of ore were mined grading 1.68% copper (as compared to 300,074 tonnes of ore grading 1.87% copper during Q1 2021). At the Vermelhos Mine, 201,143 tonnes of ore were mined grading 2.55% copper (as compared to 184,450 tonnes of ore grading 2.92% copper in Q1 2021). In total, contributions from both mines during the period resulted in 547,134 tonnes of ore mined grading 2.00% copper. During Q2 2021, 553,992 tonnes of ore grading 2.13% copper were processed, producing 10,898 tonnes of copper after average metallurgical recoveries of 92.5%. Total H1 2021 processed volumes of 1,151,586 tonnes grading 2.22% copper resulted in copper production of 23,536 tonnes after average metallurgical recoveries of 92.2%.

As mentioned, the Company began the first of two phases of scheduled mill maintenance during the period, which was successfully completed subsequent to quarter-end. The second phase of the mill maintenance is expected to begin in August 2021 and be completed before the end of the third quarter 2021. These sequential preventative maintenance shuts are being conducted to help prepare the MCSA Mining Complex mill for expanded operations and higher throughputs, including when the Surubim open pit mine, where pre-stripping activities are underway, is restarted in H2 2021. While lower mill throughput volumes are expected to continue during the third quarter, these planned maintenance activities were factored into the Company’s 2021 production guidance.

C1 cash costs per pound of copper produced during Q2 2021 averaged $0.72 (see Non-IFRS Measures), bringing H1 2021 C1 cash costs per pound of copper produced to $0.60. Cost performance during the second quarter and first half of the year were ahead of full-year cost guidance due to elevated grades mined and processed, strong overall operational and cost performance at the Company’s MCSA operations, continued weakness of the BRL versus the US dollar and strength in the underlying price of gold and silver produced as by-products.

The Company’s exploration programs continued to deliver exceptional results throughout the Curaçá Valley during the period. These results, which included the delineation of a new open zone of “Superpod” style mineralization with the best hole drilled in the history of the MCSA Mining Complex, continue to demonstrate the extensive exploration potential and inherent optionality of the Curaçá Valley. In addition to exploration in and around current operations, the Company’s re-evaluation of past producing open pit mines at MCSA is generating promising results as drilling continues to confirm two high-grade zones of mineralization within the Surubim District beneath each Lagoa da Mina, part of the past producing Angicos Mine, and the Surubim Mine. There are currently 24 drill rigs working throughout the Curaçá Valley, including six drill rigs allocated to the MCSA regional exploration program. Collectively, these programs are expected to serve in improving the Company’s grade and overall copper production profile over the near to medium and long-term with a focus on (i) increasing production through utilization of available excess mill capacity and (ii) continuing to improve and augment the near- and medium-term production profile versus what is outlined in the current life of mine plan. Please refer to the Company’s press release dated July 7, 2021 for additional details.

Ero Copper Corp. June 30, 2021 MD&A | Page 7

NX Gold S.A.

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	44,994	37,774	82,768	39,108	75,319
Ore milled (tonnes)	43,936	37,613	81,548	39,108	75,319
Head grade (grams per tonne Au)	7.45	8.26	7.82	7.75	7.76
Recovery (%)	98.6%	94.7%	96.7%	89.6%	88.4%

Gold ounces produced (oz)	10,377	9,451	19,828	8,739	16,605
Silver ounces produced (oz)	6,803	5,794	12,597	5,327	10,195

Gold sold (oz)	9,953	10,020	19,973	8,384	15,910
Silver sold (oz)	6,371	6,171	12,542	5,132	9,778

C1 cash cost of gold produced (per ounce)	$499	$487	$494	$437	$511
AISC of gold produced (per ounce)	$660	$643	$652	$593	$668

[1]	NX Gold metallurgical recoveries during H1 2021 includes gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period.

At the NX Gold Mine, quarter-on-quarter increases in tonnes mined and milled as well as strong metallurgical performance more than offset lower planned head grades, resulting in an increase in gold production of 10% compared to Q1 2021. Production during Q2 2021 totaled 10,377 ounces of gold and 6,803 ounces of silver (as by-product) from total mill feed of 43,936 tonnes grading 7.45 grams per tonne gold after metallurgical recoveries of 98.6% during the period. Metallurgical recovery rates were elevated during H1 2021 due to contributions from gold recovered through the Company’s “Zero Loss” campaign, which included the reprocessing of mill and foundry scrap, and therefore, may not be representative of metallurgical recoveries from mined ore during the period. Despite an increase in production quarter-on-quarter, gold sales were lower compared to the first quarter, which had elevated sales due to finished inventory at year-end that was subsequently sold in Q1 2021.

For the first half of 2021, the NX Gold Mine delivered production of 19,828 ounces of gold and 12,597 ounces of silver from total mill feed of 81,548 tonnes grading 7.82 grams per tonne gold after metallurgical recoveries of 96.7%. As previously noted, metallurgical recovery rates were elevated during the period due to gold contributions from mill and foundry scrap recycling efforts. Lower grades are anticipated in the second half of 2021 due to planned mine sequencing, while recovery rates are expected to normalize in Q3 2021.

The NX Gold Mine achieved C1 cash costs during Q2 2021 of $499 per ounce of gold produced and AISC during the period averaged $660 per ounce of gold produced, bringing H1 2021 C1 cash costs and AISC to $494 and $652, respectively, per ounce of gold produced (see Non-IFRS Measures).

Civil site works and electrical infrastructure works related to the mine’s paste-fill plant continued as planned during the second quarter. Commissioning of the plant and integration into the operations remains on track for later this year.

Exploration activities at the NX Gold Mine remain focused on three primary objectives for 2021: (i) infill and extension of the Santo Antonio Vein, (ii) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (iii) executing upon the first regional exploration program conducted on the broader NX Gold land package. During the quarter, new extensions to depth of the Santo Antonio Vein were highlighted by the best intercept in the history of the mine, located approximately 10 meters beyond the limit of the 2020 Inferred mineral resource shell, plus the discovery of a new high-grade extension of the Matinha Vein. Regional drilling resulted in the discovery of two new mineralized gold systems, known as the Cobra and the Mata Verde Systems, located approximately 1.2 kilometers northeast and 25 kilometers east-northeast of the NX Gold Mine, respectively.

Ero Copper Corp. June 30, 2021 MD&A | Page 8

Financial Update

Revenue: Revenues from the Company’s copper operations at MCSA increased by 82.1% from $56.5 million in Q2 2020 to $103.0 million in Q2 2021. The increase in revenue was primarily attributed to higher average realized copper prices over the comparative period.

Revenues from the Company’s gold operations at NX Gold increased 24.7% from $14.2 million in Q2 2020 to $17.7 million in Q2 2021. The increase was primarily a result of increased sales volume over the comparative period.

Mine gross profit: Mine gross profit from the Company’s copper operations at MCSA totaled $73.1 million in Q2 2021 compared to $29.8 million in Q2 2020. The increase in mine gross profit was primarily driven by an increase in revenues attributed to higher average realized copper prices. The Company also recognized mine gross profit of $10.6 million in Q2 2021 compared to $9.7 million in Q2 2020 from its gold operations at NX Gold.

Net income (loss): The Company recognized net income of $84.0 million (basic net income per share of $0.95) in Q2 2021 compared to $7.7 million in Q2 2020 (basic net income per share of $0.09). The increase in net income was primarily attributable to an increase in revenues from higher average realized copper prices and higher gold sales volume over the comparative period.

2021 Guidance/Outlook

The Company is reiterating its previously announced 2021 guidance.

•	2021 annual production guidance for the MCSA Mining Complex of 42,000 to 45,000 tonnes of copper in concentrate at C1 cash cost guidance[1] range of US$0.75 to US$0.85 per pound of copper produced; and,

•	2021 annual production guidance for the NX Gold Mine of 34,500 to 37,500 ounces of gold at C1 cash cost and AISC guidance[1] range of US$500 to US$600 and US$875 to US$975 per ounce of gold produced, respectively.

[1]	C1 cash cost of copper produced (per lb.), C1 cash cost of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Production Outlook

The Company is reaffirming its 2021 production guidance ranges for both the MCSA Mining Complex and the NX Gold Mine and is well-positioned to achieve the high end of both ranges. Similar to Q2 2021, mill throughput volumes and copper production in Q3 2021 are expected to be impacted by the second phase of planned mill maintenance at the MCSA Mining Complex, scheduled to begin in August 2021 and be completed before the end of the third quarter. The sequential preventative maintenance shuts are being conducted to help prepare the Company’s mill for expanded operations and higher throughputs, including when the Surubim open pit mine, where pre-stripping activities are underway, is restarted in H2 2021. Copper grades are expected to revert to plan in H2 2021.

Gold production from NX Gold for 2021 is expected to come from ore mined from the Santo Antonio Vein. Lower gold grades are anticipated in H2 2021 due to scheduled mine sequencing, and recovery rates at the NX Gold Mine, which were elevated during H1 2021 due to gold contributions from mill and foundry scrap recycling efforts, are expected to normalize in Q3 2021.

Ero Copper Corp. June 30, 2021 MD&A | Page 9

MCSA Mining Complex	2021 Guidance[1]
Tonnes Processed	2,700,000
Copper Grade (% Cu)	1.75%
Copper Recovery (%)	93.0%
Cu Production (000 tonnes)	42.0 – 45.0

NX Gold Mine	2021 Guidance[1]
Tonnes Processed	167,000
Gold Grade (gpt)	7.20
Gold Recovery (%)	92.0%
Au Production (000 ounces)	34.5 – 37.5
Ag Production (000 ounces)	n/a

[1]	Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings for complete risk factors, including the AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Cost Guidance

The Company is tracking towards the low end of its reaffirmed 2021 cost guidance ranges, which assume a USD:BRL foreign exchange rate of 5.00, a gold price of $1,750 per ounce and a silver price of $20.00 per ounce.

2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)[1]	$0.75 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)[1]	$875 - $975

[1]	C1 cash cost of copper produced (per lb.), C1 cash cost of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Capital Expenditure Guidance

The Company is reaffirming its 2021 capital expenditure guidance, which assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

Ero Copper Corp. June 30, 2021 MD&A | Page 10

MCSA Operations	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$ 45.0 - 50.0
Deepening Extension Project	12.5 – 15.0
Vermelhos Mine & District[1]	14.0 – 16.0
Surubim Open Pit Mine	10.0 – 12.0
Boa Esperanҫa Project	1.0 – 1.5
Capital Expenditure Guidance	$ 82.5 - 94.5
Curaçá Valley Exploration	$ 30.0 – 35.0

NX Gold Mine	2021 Guidance
Capital Expenditure Guidance	$ 13.0 – 15.0
Exploration	8.0 – 10.0
Total, NX Gold Mine	$ 21.0 – 25.0

[1] Vermelhos District includes open pit mining infrastructure expenditures of approximately US$6.0 million in 2021.

Mineração Caraíba S.A.

Copper production from the MCSA Mining Complex for 2021 is expected to come from ore mined from the Pilar and Vermelhos underground mines as well as the Surubim open pit mine, which is expected to restart operations later in 2021. Production from the Pilar Mine is expected to contribute a total of approximately 1.5 million tonnes grading 1.40% copper, production from the Vermelhos Mine is expected to contribute a total of approximately 0.8 million tonnes grading 2.40% copper and production from the Surubim Mine is expected to contribute a total of 0.2 million tonnes grading 0.60% copper as it is a partial year of operation. The blended mill head grade incorporating these sources is expected to be approximately 1.75% copper for the full year.

NX Gold S.A.

Gold production from NX Gold for 2021 is expected to come from ore mined from the Santo Antonio Vein. Mining operations during the year are expected to total approximately 167,000 tonnes of ore grading 7.20 grams per tonne gold.

Boa Esperança

A full review of the Boa Esperança Feasibility Study[1] remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. As a result of an ongoing internal technical review, several potential opportunities were identified to optimize and further realize the potential of the Boa Esperança project, including, but not limited to:

•	Separating high-grade and low-grade copper domains within the mineral resource estimate to better optimize mining sequence, mineral reserve conversion and improve overall project economics;
•	Increasing the overall size of the open pit, targeting an increase in in-pit mineral reserves, extension of mine life and an increase in life-of-mine copper production;
•	Implementing bulk ore-sorting with the goal of enhancing mine selectivity; and,
•	Re-designing processing plant reflecting optimization initiatives around selective mining and the implementation of ore-sorting.

The Company’s technical team continues to actively review these opportunities and is making headway in advancing them into actionable deliverables. The Company expects to provide additional guidance on these developments in Q3 2021.

[1] As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

Ero Copper Corp. June 30, 2021 MD&A | Page 11

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q2 2021 and Q2 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	June 30, 2021	June 30, 2020

Revenue	1	$120,706	$70,760
Cost of product sold	2	(35,300)	(30,114)
Sales expenses		(1,747)	(1,114)
Gross profit		83,659	39,532

Expenses
General and administrative	3	(9,506)	(6,073)
Share-based compensation		(2,480)	(2,723)
Income before the undernoted		71,673	30,736

Other income (expenses)
Finance income		318	530
Finance expense	4	(2,306)	(2,845)
Foreign exchange gain (loss)	5	30,718	(16,322)
Other expense		(562)	(802)
Income before income taxes		99,841	11,297

Income tax expense
Current		(4,716)	(2,798)
Deferred		(11,146)	(791)
	6	(15,862)	(3,589)
Net income for the period		83,979	7,708

Other comprehensive income (loss)
Foreign currency translation gain (loss)	7	44,603	(14,041)
Comprehensive income (loss)		$128,582	$(6,333)

Net income attributable to:
Owners of the Company		$83,419	$7,526
Non-controlling interests		560	182
		$83,979	$7,708

Comprehensive income (loss) attributable to:
Owners of the Company		$127,844	$(6,459)
Non-controlling interests		738	126
		$128,582	$(6,333)

Net income per share attributable to owners of the Company
Net income per share
Basic		$0.95	$0.09
Diluted		$0.89	$0.08

Weighted average number of common shares outstanding
Basic		88,251,995	85,933,443
Diluted		93,314,274	91,428,969

Cash and cash equivalents		$137,655	$51,617
Total assets		$628,475	$420,330
Non-current liabilities		$189,365	$207,918

Ero Copper Corp. June 30, 2021 MD&A | Page 12

Notes:

1.	Revenues for Q2 2021 from copper sales was $103.0 million (Q2 2020 - $56.5 million), which included the sale of 10,094 copper tonnes in concentrate as compared to 10,586 copper tonnes for Q2 2020. The increase in revenues is primarily attributed to higher realized prices, offset by slightly lower sales volume.

Revenues for Q2 2021 from gold sales was $17.7 million (Q2 2020 - $14.2 million), which included the sale of 9,953 ounces of gold, compared to 8,384 ounces of gold for Q2 2020. The increase in revenues is primarily attributable to higher sales volume and slightly attributable to higher realized prices than in the comparative quarter.

2.	Cost of product sold for Q2 2021 from copper sales was $28.3 million (Q2 2020 - $25.6 million) which primarily comprised of $7.9 million (Q2 2020 - $8.6 million) in depreciation and depletion, $6.8 million (Q2 2020 - $5.6 million) in salaries and benefits, $4.8 million (Q2 2020 - $3.5 million) in materials and consumables, $3.5 million (Q2 2020 - $2.9 million) in maintenance costs, $3.3 million (Q2 2020 - $3.6 million) in contracted services, and $2.0 million (Q2 2020 - $1.4 million) in utilities. The increase in cost of product sold in Q2 2021 as compared to Q2 2020 is primarily attributable to increased costs associated with planned maintenance of mills at MCSA.

Cost of product sold for Q2 2021 from gold sales was $7.0 million (Q2 2020 - $4.5 million) which primarily comprised of $1.9 million (Q2 2020 - $0.7 million) in depreciation and depletion, $1.5 million (Q2 2020 - $0.7 million) in contracted services, $1.5 million (Q2 2020 - $1.1 million) in salaries and benefits, $1.1 million (Q2 2020 - $0.9 million) in materials and consumables, $0.5 million (Q2 2020 - $0.5 million) in utilities, and $0.4 million (Q2 2020 - $0.5 million) in maintenance costs. The increase in cost of product sold in Q2 2021 as compared to Q2 2020 is primarily attributable to increases in production and sales at NX Gold.

3.	General and administrative expenses for Q2 2021 include $4.6 million (Q2 2020 - $3.8 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.6 million (Q2 2020 - $0.2 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $4.3 million (Q2 2020 - $2.0 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $2.4 million (Q2 2020 - $1.6 million) in salaries, incentive payments, and consulting fees, $0.8 million (Q2 2020 - nominal) in travel-related costs, $0.5 million (Q2 2020 - $0.2 million) in accounting and legal costs, and $0.4 million (Q2 2020 - nominal) in office and sundry costs. General and administrative expenses in Q2 2021 increased from that in Q2 2020, primarily attributable to an increase in corporate headcount and administrative activities to support overall growth in operations.

4.	Finance expense for Q2 2021 was $2.3 million (Q2 2020 - $2.8 million) and is primarily comprised of interest on loans at the corporate head office of $1.4 million (Q2 2020 - $1.7 million), accretion of asset retirement obligations of $0.2 million (Q2 2020 - $0.2 million), other finance expenses of $0.2 million (Q2 2020 - income of $0.5 million), interest on loans and borrowings at MCSA and NX Gold of $0.2 million (Q2 2020 - $0.9 million), loss on interest rate swap derivatives of $0.2 million (Q2 2020 - $0.2 million), and lease interest of $0.1 million (Q2 2020 - nominal). The overall decrease in finance expense in Q2 2021 as compared to Q2 2020 is primarily attributable to a decrease in interest on loans and borrowings.

5.	Foreign exchange gain for Q2 2021 was $30.7 million (Q2 2020 - $16.3 million loss). This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million (Q2 2020 - $8.5 million loss), foreign exchange gain on USD denominated debt of $10.0 million (Q2 2020 - $3.0 million loss) in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million (Q2 2020 - $4.4 million), and other foreign exchange losses of $3.2 million (Q2 2020 - $0.5 million). The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Q2 2021, the Company recognized $15.9 million in income tax expense (Q2 2020 - $3.6 million), primarily as a result of income taxes from operations and the recognition of temporary taxable differences associated with MCSA’s unrealized foreign exchange gains on derivatives and loans and borrowings denominated in USD, both of which were higher in Q2 2021 compared to Q2 2020.

7.	The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q2 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. June 30, 2021 MD&A | Page 13

The following table provides a summary of the financial results of the Company for YTD 2021 and YTD 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Six months ended	Six months ended
	Notes	June 30, 2021	June 30, 2020

Revenue	1	$243,249	$138,505
Cost of product sold	2	(73,660)	(65,925)
Sales expenses		(3,121)	(2,396)
Gross profit		166,468	70,184

Expenses
General and administrative	3	(18,007)	(13,576)
Share-based compensation		(4,826)	(4,772)
Income before the undernoted		143,635	51,836

Other income (expenses)
Finance income		1,288	997
Finance expense	4	(6,076)	(9,496)
Foreign exchange gain (loss)	5	2,093	(98,244)
Other expense		(1,213)	(1,495)
Income (loss) before income taxes		139,727	(56,402)

Income tax recovery (expense)
Current		(11,806)	(3,889)
Deferred		(11,885)	15,004
	6	(23,691)	11,115
Net income (loss) for the year		116,036	(45,287)

Other comprehensive income (loss)
Foreign currency translation income (loss)	7	20,244	(63,960)
Comprehensive income (loss)		$136,280	$(109,247)

Net income (loss) attributable to:
Owners of the Company		$115,168	$(45,227)
Non-controlling interests		868	(60)
		$116,036	$(45,287)

Comprehensive income (loss) attributable to:
Owners of the Company		$135,331	$(108,931)
Non-controlling interests		949	(316)
		$136,280	$(109,247)

Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$1.31	$(0.53)
Diluted		$1.24	$(0.53)

Weighted average number of common shares outstanding
Basic		88,158,672	85,846,319
Diluted		93,106,210	85,846,319

Ero Copper Corp. June 30, 2021 MD&A | Page 14

Notes:

1.	Revenues for YTD 2021 from copper sales was $207.7 million (YTD 2020 - $112.7 million), which included the sale of 22,562 copper tonnes in concentrate as compared to 21,018 copper tonnes for YTD 2020. The increase in revenues is primarily attributed to higher realized prices from copper sales

Revenues for YTD 2021 from gold sales was $35.5 million (YTD 2020 - $25.8 million), which included the sale of 19,973 ounces of gold, compared to 15,910 ounces of gold for YTD 2020. The increase in revenues is primarily attributable to higher sales volume and partially attributable to higher realized prices than in the comparative period.

2.	Cost of product sold for YTD 2021 from copper sales was $59.9 million (YTD 2020 - $55.6 million) which consisted of $17.6 million (YTD 2020 - $18.1 million) in depreciation and depletion, $14.2 million (YTD 2020 - $12.6 million) in salaries and benefits, $9.7 million (YTD 2020 - $7.5 million) in materials and consumables, $7.3 million (YTD 2020 - $5.8 million) in maintenance costs, $7.1 million (YTD 2020 - $8.2 million) in contracted services, $3.8 million (YTD 2020 - $3.2 million) in utilities, and $0.2 million (YTD 2020 - $0.2 million) in other costs. The increase in cost of product sold is primarily attributed to increase in costs associated with mining higher grade ores and achieving higher metallurgical recoveries.

Cost of product sold for YTD 2021 from gold sales was $13.8 million (YTD 2020 - $10.3 million) which primarily comprised of $3.6 million (YTD 2020 - $1.5 million) in depreciation and depletion, $3.1 million (YTD 2020 - $2.9 million) in salaries and benefits, $2.9 million (YTD 2020 - $1.7 million) in contracted services, $2.1 million (YTD 2020 - $1.9 million) in materials and consumables, $1.1 million (YTD 2020 - $1.1 million) in utilities, $0.9 million (YTD 2020 - $1.2 million) in maintenance costs, and $0.1 million (YTD 2020 - $0.1 million) in other costs. The increase in cost of product sold is primarily attributed to increase in ore milled and achieving higher metallurgical recoveries.

3.	General and administrative expenses for YTD 2021 include $8.8 million (YTD 2020 - $8.6 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $1.1 million (YTD 2020 - $0.7 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $8.1 million (YTD 2020 - $4.3 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $5.1 million (YTD 2020 - $3.2 million) in salaries, incentive payments, and consulting fees, $1.2 million (YTD 2020 - $0.2 million) in travel-related costs, $0.7 million (YTD 2020 - $0.4 million) in office and sundry costs, $0.7 million (YTD 2020 - $0.2 million) in professional fees, and $0.2 million (YTD 2020 - $0.2 million) in transfer agent and filing fees.

General and administrative expenses in YTD 2021 increased compared to that in YTD 2020, primarily attributable to an increase in corporate headcount and administrative activities to support overall growth in operations. In addition, YTD 2021 saw the resumption of travel activities which was restricted during the onset of COVID-19 in early 2020.

4.	Finance expense for YTD 2021 was $6.1 million (YTD 2020 - $9.5 million) and was primarily comprised of interest on loans at the corporate head office of $2.7 million (YTD 2020 - $3.5 million), other finance expenses of $1.9 million (YTD 2020 - $1.2 million), accretion of asset retirement obligations of $0.5 million (YTD 2020 - $0.5 million), interest on loans and borrowings at MCSA and NX Gold of $0.5 million (YTD 2020 - $1.8 million), commitment fees of $0.2 million (YTD 2020 - $0.4 million), lease interest of $0.2 million (YTD 2020 - $0.1 million), and loss on interest rate swap derivatives of $0.1 million (YTD 2020 - $2.0 million).

5.	Foreign exchange gain for YTD 2021 was $2.1 million (YTD 2020 - $98.2 million loss). This amount was primarily comprised of a foreign exchange gain on unrealized derivative contracts of $13.0 million (YTD 2020 - $61.1 million loss), a foreign exchange gain on USD denominated debt of $2.2 million (YTD 2020 - $29.9 million loss) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $11.7 million (YTD 2020 - $7.0 million), and other foreign exchange losses of $1.3 million (YTD 2020 - $0.2 million). The fluctuation in foreign exchange gains/losses were primarily a result of fluctuations in the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic in YTD 2020, and subsequently, an increased volatility of the USD/BRL foreign exchange rates that ensued since. During YTD 2021, the BRL strengthened against the USD whereas during YTD 2020, the BRL weakened against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In YTD 2021, the Company recognized a $23.7 million income tax expense (YTD 2020 - income tax recovery of $11.1 million), primarily comprised of current tax arising from taxable income in mining operations and the recognition of temporary taxable differences associated with MCSA’s unrealized foreign exchange gains on derivatives and loans and borrowings denominated in USD, both of which were higher in YTD 2021 compared YTD 2020. In YTD 2020, the Company had unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD.

Ero Copper Corp. June 30, 2021 MD&A | Page 15

7.	The foreign currency translation income/loss is a result of volatility of the USD/BRL foreign exchange rates during a time of worldwide instability as a result of the COVID-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2021		2020				2019
Selected Financial Information	Jun 30(1)	Mar 31	Dec 31(2)	Sept 30	Jun 30(3)	Mar 31(4)	Dec 31(5)	Sept 30(6)
Revenue	$120.7	$122.5	$91.2	$94.3	$70.8	$67.7	$75.7	$60.6
Cost of product sold	$(35.3)	$(38.4)	$(31.3)	$(33.3)	$(30.1)	$(35.8)	$(43.0)	$(38.4)
Gross profit	$83.7	$82.8	$58.3	$59.6	$39.5	$30.7	$31.1	$21.3
Net income (loss) for period	$84.0	$32.1	$66.3	$31.4	$7.7	$(53.0)	$45.4	$16.3
Income (loss) per share attributable to
owners of the Company
- Basic	$0.95	$0.36	$0.75	$0.36	$0.09	$(0.62)	$0.53	$0.19
- Diluted	$0.89	$0.34	$0.71	$0.34	$0.08	$(0.62)	$0.49	$0.18
Weighted average number of common shares
outstanding
- Basic	88,251,995	88,064,312	87,321,832	86,448,318	85,933,443	85,759,194	85,620,168	85,505,675
- Diluted	93,314,274	92,902,306	92,642,103	91,961,897	91,428,969	85,759,194	91,670,988	91,320,363

Notes:

1.	During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

2.	During the quarter ended December 31, 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

3.	During Q2 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

4.	During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

5.	During the quarter ended December 31, 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

Ero Copper Corp. June 30, 2021 MD&A | Page 16

6.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2021, the Company held cash and cash equivalents of $137.7 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $75.1 million since December 31, 2020. The Company’s cash flows from operating, investing, and financing activities during YTD 2021 are summarized as follows:

•	Cash from operating activities of $147.2 million

Partially offset by:

•	Cash used in investing activities of $61.9 million, including:
o	$61.1 million of additions to mineral property, plant and equipment;
o	$1.3 million of additions to exploration and evaluation assets net of:

o	$0.5 million from other investments

•	Cash used in financing activities of $15.6 million, including:
o	$10.8 million of repayment on loans and borrowings;
o	$3.3 million of payment of interest on loans and borrowings;
o	$2.3 million of lease payments;
o	$2.1 million of other finance expenses

net of:

o	$2.2 million proceeds from exercise of stock options and warrants;
o	$0.6 million proceeds from new loans and borrowings;

As at June 30, 2021, the Company had working capital of $118.9 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At June 30, 2021, we had unrestricted cash and cash equivalents of $137.7 million compared to $62.5 million at December 31, 2020. The increase is primarily due to an increase in cash from operations.

Ero Copper Corp. June 30, 2021 MD&A | Page 17

The Company had a $150.0 million facility from a syndicate of Canadian financial institutions. The facility was comprised of a $75.0 million senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”). The Term Facility required quarterly payments commencing on March 31, 2022 and the Revolving Credit Facility was due on March 31, 2024. The Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio at the time.

During March 2021, the Facilities were amended to combine the Facilities into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) payable entirely on March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities.

The New Revolving Credit Facility was fully drawn as of June 30, 2021. The Company is required to comply with certain financial covenants. As of the date of the condensed consolidated financial statements, the Company is in compliance with these covenants.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

During Q2 2021, the Company entered into a precious metals purchase agreement with Royal Gold in relation to gold production from the NX gold mine. Refer to the sectioned titled “Q2 2021 Highlights” in this MD&A for further information. The Company expects this transaction to close in the third quarter of 2021. Closing of the transaction is subject to the completion of certain corporate matters and customary conditions. Post-closing, the Company is obligated to sell certain of its gold production to Royal Gold.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Ero Copper Corp. June 30, 2021 MD&A | Page 18

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$137,655	$62,508
Accounts receivable	21,507	20,353
Deposits and other non-current assets	534	595
	$159,696	$83,456

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only four significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three and six-month periods ended June 30, 2021 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $279.7 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.15 BRL to US Dollar and an average cap rate of 4.86 BRL to US Dollar. The maturity dates of these contracts are from July 28, 2021 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at June 30, 2021 was a liability of $23.3 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at June 30, 2021 was determined using an option pricing model with the following assumptions: discount rate of 2.78% - 2.83%, a foreign exchange rate range of 4.99 - 5.46, and volatility of 15.65% - 16.78%. The change in fair value of foreign exchange collar contracts was a gain of $29.9 million and $13.0 million for the three and six-month periods ended June 30, 2021, respectively (loss of $8.5 million and $61.1 million for the three and six-month periods ended June 30, 2020, respectively) and has been recognized in foreign exchange gain (loss). In addition, during the three and six-month periods ended June 30, 2021, the Company recognized a realized loss of $6.0 million and $11.7 million, respectively ($4.4 million and $7.0 million for the three and six-month periods ended June 30, 2020, respectively) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $150.0 million, Brazilian Real denominated bank loans of $4.2 million, and Brazilian Real denominated equipment finance loans of $0.4 million. Based on the Company’s net exposure at June 30, 2021, a 1% change in the variable rates would have an impact of $1.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

Ero Copper Corp. June 30, 2021 MD&A | Page 19

In order to mitigate the above volatility due to variable rates on loans, as at June 30, 2021, the Company has entered into an interest rate swap contract to manage interest rate risk. At June 30, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at June 30, 2021 was a liability of $2.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position. The Company recognized a realized loss of $0.4 million on the termination of the original interest rate swap from 2019 (realized loss of $0.3 million and $0.4 million for the three and six-month periods ended June 30, 2020, respectively) and a realized loss of $0.1 million for the three and six-month periods ended June 30, 2021 for the new interest rate swap. The Company also recognized an unrealized gain of nil and $0.4 million for the three and six-month periods ended June 30, 2021, respectively (unrealized gain of $0.1 million and unrealized loss of $1.6 million for the three and six-month periods ended June 30, 2020, respectively), which was included in finance expense.

In addition, as at June 30, 2021, MCSA has entered into an interest rate and currency swap contract on the Plural Loan. At June 30, 2021, the floating interest on a notional amount of BRL $2.2 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at June 30, 2021 was a liability of $0.2 million (December 31, 2020 - $0.3 million) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.1 million and $0.2 million for the three and six-month periods ended June 30, 2021, respectively, and was included in finance expense.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At June 30, 2021, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at June 30, 2021, a 10% change in the price of copper would have an impact of $1.9 million on pre-tax net income.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2021, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a material cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $23.0 million as at June 30, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

As of August 4, 2021, the Company had 88,399,676 common shares, 4,304,680 stock options, 1,466,664 warrants, and 727,761 performance share units issued and outstanding.

Ero Copper Corp. June 30, 2021 MD&A | Page 20

Related Party Disclosures

For the three and six months ended June 30, 2021, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

The aggregate value of compensation paid to key management personnel for the three and six-month periods ended June 30, 2021 was $1.8 million and $3.7 million, respectively ($1.8 million and $3.6 million for the three and six-month periods ended June 30, 2020, respectively). In addition, 50,000 options and 6,178 DSUs were issued to key management personnel and non-executive directors during the six-month period ended June 30, 2021 (43,456 options and 37,321 DSUs for the six-month period ended June 30, 2020). For key management personnel, $1.4 million and $2.8 million was recognized in share-based compensation expense for the three and six-month periods ended June 30, 2021 for options, share units, and DSUs issued ($1.6 million and $2.9 million for the three and six-month periods ended June 30, 2020, respectively).

During the three and six-month periods ended June 30, 2021, key management personnel exercised 85,000 and 135,000 options, and 66,666 and 133,332 warrants, for total cash proceeds to the Company of $0.5 million and $0.7 million, respectively (223,555 and 248,555 options, as well as 100,000 warrants for total cash proceeds of $0.5 million and $0.6 million for the three and six-month periods ended June 30, 2020, respectively).

As at June 30, 2021, $1.8 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2020 - $3.7 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2020 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. For a description of the critical judgements in application of the accounting policies and information about assumptions and estimations uncertainties, refer to the Company’s MD&A for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Ero Copper Corp. June 30, 2021 MD&A | Page 21

Local Currency Operating Metrics – Presented in Brazilian Real

		2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Costs (MCSA Operations)
Mining[1] - UG (Pilar)	R$	39,567	34,663	74,230	35,146	64,142
- UG (Vermelhos)		32,857	30,340	63,197	30,189	61,379
Processing		27,211	21,921	53,487	19,496	38,545
Indirect		18,842	17,900	32,387	13,456	26,085
Production costs[1]		118,477	104,824	223,301	98,287	190,151
By-product credits		(29,286)	(33,935)	(63,221)	(21,162)	(36,954)
Treatment, refining and other		2,070	4,371	6,441	8,751	7,124
C1 cash costs	R$	91,261	75,260	166,521	85,876	160,321

Breakdown Mined and Processed (tonnes)
UG Mined		571,514	519,295	1,090,809	672,679	1,285,189
Total Mined (t):		571,514	519,295	1,090,809	672,679	1,285,189
Total Processed (t)		553,992	597,594	1,151,586	627,071	1,235,030
Cu Production (t)		10,898	12,638	23,536	11,178	21,835
UG Mining Total - R$/tonne mined		126.72	125.18	125.99	97.13	97.67
Pilar - R$/tonne mined		109.09	106.54	107.89	87.47	83.77
Vermelhos - R$/tonne mined		157.34	156.44	156.91	111.45	118.16
Processing - R$/tonne processed		49.12	36.68	46.45	31.09	31.21
Indirect - R$/tonne processed		34.01	29.95	28.12	21.46	21.12

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1] - Beginning in the third quarter of 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. June 30, 2021 MD&A | Page 22

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
MCSA Operations
Pilar Mine and Caraíba Mill Complex	17,261	12,838	30,099	17,859	27,740
Vermelhos Mine	1,915	2,678	4,593	4,240	6,639
Boa Esperanҫa Project	293	103	396	26	59
Capital Expenditure	19,469	15,619	35,088	22,125	34,438
Capex Development (included in above)	8,359	7,334	15,693	7,489	16,662

Exploration	10,334	6,675	17,009	7,887	14,732

NX Gold Operations
Capital Expenditure	4,865	2,249	7,114	2,990	6,110
Capex Development (included in above)	1,750	1,621	3,371	1,737	3,570

Exploration	2,379	1,840	4,219	977	1,838

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital (deficit) and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Ero Copper Corp. June 30, 2021 MD&A | Page 23

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash cost reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Reconciliation:
Cost of Product Sold	$28,322	$31,568	$59,890	$25,645	$55,599
Add (less):
Depreciation/amortization/depletion	(7,858)	(9,766)	(17,624)	(8,565)	(18,131)
Incentive payments	(569)	(813)	(1,382)	(672)	(1,266)
Net change in inventory	701	(2,668)	(1,967)	700	492
Transportation costs & other	1,516	975	2,491	844	1,864
By-product credits	(5,522)	(6,200)	(11,722)	(3,927)	(7,470)
Treatment, refining, and other	392	779	1,171	1,645	1,277
Foreign exchange translation adjustments	352	(153)	199	288	289
C1 cash costs	$17,334	$13,722	$31,056	$15,958	$32,654

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Costs
Mining[1]	$13,732	$11,869	$25,601	$12,125	$25,626
Processing	5,132	4,010	9,938	3,618	7,891
Indirect	3,600	3,264	6,068	2,497	5,330
Production costs[1]	22,464	19,143	41,607	18,240	38,847
By-product credits	(5,522)	(6,200)	(11,722)	(3,927)	(7,470)
Treatment, refining and other	392	779	1,171	1,645	1,277
C1 cash costs	$17,334	$13,722	$31,056	$15,958	$32,654

Costs per pound
Payable copper produced (lb 000)	24,026	27,863	51,889	24,643	48,138
Mining[1]	$0.57	$0.43	$0.49	$0.49	$0.53
Processing	$0.21	$0.14	$0.19	$0.15	$0.16
Indirect	$0.15	$0.12	$0.12	$0.10	$0.11
By-product credits	$(0.23)	$(0.22)	$(0.23)	$(0.16)	$(0.16)
Treatment, refining and other	$0.02	$0.03	$0.02	$0.07	$0.03
C1 cash cost of copper produced (per lb)	$0.72	$0.49	$0.60	$0.65	$0.68

[1] - Beginning in the third quarter of 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. June 30, 2021 MD&A | Page 24

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

AISC of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Reconciliation:
Cost of Product Sold	$6,978	$6,792	$13,770	$4,469	$10,326
Add (less):
Depreciation/amortization/depletion	(1,898)	(1,708)	(3,606)	(663)	(1,546)
Incentive payments	(210)	(283)	(493)	(103)	(275)
Net change in inventory	292	(127)	165	90	19
By-product credits	(157)	(148)	(305)	(77)	(149)
Foreign exchange translation adjustments	176	81	257	102	111
C1 cash costs	$5,181	$4,607	$9,788	$3,818	$8,486
Site general and administrative	369	307	676	501	1,058
Accretion of mine closure and rehabilitation provision	(63)	(49)	(112)	207	131
Sustaining capital expenditure	527	485	1,012	78	254
Sustaining leases	565	462	1,027	365	766
Royalties and production taxes	271	269	540	214	390
AISC	$6,850	$6,081	$12,931	$5,183	$11,085

Ero Copper Corp. June 30, 2021 MD&A | Page 25

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Costs
Mining[1]	$2,481	$2,263	$4,744	$1,790	$3,934
Processing	1,937	1,680	3,617	1,496	3,294
Indirect	920	812	1,732	609	1,407
Production costs[1]	5,338	4,755	10,093	3,895	8,635
By-product credits	(157)	(148)	(305)	(77)	(149)
C1 cash costs	$5,181	$4,607	$9,788	$3,818	$8,486
Site general and administrative	369	307	676	$501	$1,058
Accretion of mine closure and rehabilitation provision	(63)	(49)	(112)	$207	$131
Sustaining capital expenditure	527	485	1,012	$78	$254
Sustaining leases	565	462	1,027	$365	$766
Royalties and production taxes	271	269	540	$214	$390
AISC	$6,850	$6,081	$12,931	$5,183	$11,085

Costs per ounce
Payable gold produced (ounces)	10,377	9,451	19,828	8,739	16,605
Mining[1]	$239	$239	$239	$205	$237
Processing	$187	$178	$182	$171	$198
Indirect	$89	$86	$87	$70	$85
By-product credits	$(15)	$(16)	$(15)	$(9)	$(9)
C1 cash cost of gold produced (per ounce)	$499	$487	$494	$437	$511
AISC of gold produced (per ounce)	$660	$643	$652	$593	$668

[1] - Beginning in the third quarter of 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. June 30, 2021 MD&A | Page 26

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Foreign exchange loss (gain)
-	Share based compensation
-	Incremental costs in response to COVID-19 pandemic

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Reconciliation:
Net income (loss)	$83,979	$32,057	$116,036	$7,708	$(45,287)
Adjustments:
Finance expenses	2,306	3,770	6,076	2,845	9,496
Tax expense (recovery)	15,862	7,829	23,691	3,589	(11,115)
Depreciation/amortization/depletion	9,871	11,511	21,382	9,261	19,742
EBITDA	112,018	55,167	167,185	23,403	(27,164)
Foreign exchange loss (gain)	(30,718)	28,625	(2,093)	16,322	98,244
Share based compensation	2,480	2,346	4,826	2,723	4,772
Incremental costs in response to COVID-19 pandemic	1,749	556	2,305	-	-
Adjusted EBITDA	$85,529	$86,694	$172,223	$42,448	$75,852

Note: In the fourth quarter of 2020, incremental costs in response to COVID-19 pandemic was included as an adjustment to the calculation of Adjusted EBITDA.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations:

-	Share based compensation
-	Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA
-	Unrealized loss (gain) on foreign exchange derivative contracts, net of tax
-	Incremental costs in response to COVID-19 pandemic
-	Unrealized loss (gain) on interest rate derivative contracts

The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

Ero Copper Corp. June 30, 2021 MD&A | Page 27

	2021 - Q2	2021 - Q1	2021 - YTD	2020 - Q2	2020 - YTD
Reconciliation:
Net income (loss) as reported attributable to the owners of the Company	$83,419	$31,749	$115,168	$7,526	$(45,227)
Adjustments for:
Share based compensation	2,480	2,346	4,826	2,723	4,772
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	(8,712)	7,800	(912)	2,984	29,750
Unrealized loss (gain) on foreign exchange derivative contracts, net of tax	(25,256)	14,299	(10,957)	7,151	50,232
Incremental costs in response to COVID-19 pandemic	1,735	556	2,291	-	-
Unrealized loss (gain) on interest rate derivative contracts	6	(415)	(409)	(131)	1,560
Adjusted net income attributed to owners of the Company	$53,672	$56,335	$110,007	$20,253	$41,087
Weighted average number of common shares - basic	88,251,995	88,064,312	88,158,672	85,933,443	85,846,319
Weighted average number of common shares - diluted	93,314,274	92,902,306	93,106,210	91,428,969	91,517,140
Adjusted EPS - basic	$0.61	$0.64	$1.25	$0.24	$0.48
Adjusted EPS - diluted	$0.58	$0.61	$1.18	$0.22	$0.45

Note: In the fourth quarter of 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at June 30, 2021, March 31, 2021, December 31, 2020, and June 30, 2020.

	June 30,	March 31	December 31,	June 30,
	2021	2021	2020	2020
Current portion of loans and borrowings	$4,461	$5,971	$12,539	$25,793
Long-term portion of loans and borrowings	152,404	153,090	155,563	157,482
Less: Cash and cash equivalents	(137,655)	(84,574)	(62,508)	(51,617)
Restricted cash	-	-	-	(750)
Net Debt	$19,210	$74,487	$105,594	$130,908

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s cash and cash equivalents and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at June 30, 2021, March 31, 2021, December 31, 2020, and June 30, 2020.

	June 30,	March 31	December 31,	June 30,
	2021	2021	2020	2020
Current Assets	$202,342	$150,770	$127,541	$90,954
Less: Current Liabilities	(83,453)	(87,309)	(91,720)	(116,687)
Working Capital (Deficit)	$118,889	$63,461	$35,821	$(25,733)

Cash and cash equivalents	$137,655	$84,574	$62,508	$51,617
Available undrawn revolving credit facilities	-	10,600	11,621	-
Available Liquidity	$137,655	$95,174	$74,129	$51,617

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Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q2 2021.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

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Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements include, but are not limited to,. Such forward-looking statements include, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets including, but not limited to,, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, statements with respect to the importance of any new discoveries including newly identified mineral systems, the significance of re-evaluation of the Company’s past producing open pit mines, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property; the timing and successful close of the NX Gold Transaction; the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

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Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Mineral Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

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